August 20, 2012
VIA EDGAR
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Invesco Floating Rate Corporate Credit Fund (the “Registrant”) Initial Registration Statement on Form N-2 (File Nos. 333-171458 and 811-22511)
Dear Sir or Madam:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended, we hereby request, on behalf of the above-referenced Registrant, the consent of the U.S. Securities and Exchange Commission (the “Commission”) to withdraw the Registrant’s initial registration statement on Form N-2 filed with EDGAR submission type N-2, which was accepted via the EDGAR system on December 29, 2010 (Accession No. 0001137439-10-000231), and deemed filed on December 29, 2010 (the “Registration Statement”). An application to deregister the Registrant as an investment company under the Investment Company Act of 1940 will be filed in the near future.
     We believe that withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors because (1) the filing was prepared in connection with a proposed initial public offering of the Registrant’s shares that is no longer contemplated; (2) no securities were sold in connection with this offering; and (3) the filing did not become effective.
     If you have any questions, or require anything further regarding the request, please contact me at (713) 214-1968.
Sincerely,

/s/ Stephen R. Rimes Stephen R. Rimes
Counsel